April 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly and Sherry Haywood
Re:	Infuzed Brands Inc. Offering Statement on Form 1-A Filed March 20, 2020 File No. 24-11166

Dear Mr. Kelly and Ms. Haywood:

On behalf of our client Infuzed Brands Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated April 2, 2020, with respect to the Offering Statement on Form 1-A filed March 20, 2020 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated April 2, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of the Amendment to the Offering Statement as submitted with the Commission on the date hereof (the “Amendment”) marked against the Offering Statement, please so advise and we would be happy to provide them.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
April 8, 2020

Pre-qualification Amendment No. 1 Offering Statement on Form 1-A filed March 20, 2020

The Offering

Use of Proceeds to Issuer, Page 8

1.

Revise the disclosure on pages 8 and 20 to make clear that if the company sells all 71,000,000 units being offered and if all 35,500,000 warrants underlying the warrants are exercised in full, the company's net proceeds will be $48,730,000 after deducting estimated offering expenses of $970,000. We note that the present disclosure refers only to the units being offered.

Response:

The Company respectfully notes the Staff’s comments relating to the Offering and the Use of Proceeds disclosures. As requested, the Company has revised the disclosure on both pages 8 and 20 to make clear the net proceeds of $48,730,000 pertain to sales of all the Units and the exercise in full of all of the Warrants for the sale of the Warrant Shares following the deduction of the estimated offering expenses.

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Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
April 8, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures
cc: Mr. Roop Mundi, Chief Executive Officer Mr. Faizaan Lalani, Chief Financial Officer

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com